Exhibit 1.01

Power Solutions International, Inc.

Conflict Minerals Report

For The Year Ended December 31, 2021

This report is provided by Power Solutions International, Inc. (herein referred to as “PSI” or the “Company”) for the calendar year ended December 31, 2021 and is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Rule 13p-1 was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as (a) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives, which are currently limited to tantalum, tin and tungsten (“3TG”) (collectively the “Covered Minerals,” or (b) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola) (“Covered Countries”). These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that the conflict minerals originated from sources other than the Covered Countries or from recycled and scrap sources, they must submit a Form SD which describes the reasonable country of origin inquiry completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a report, a Conflict Minerals Report (“CMR”), to the SEC that includes a description of those due diligence measures.

The report presented herein is not audited as Rule 13p-1 provides that if a registrant’s products are “DRC conflict undeterminable” in 2021, the CMR is not subject to an independent private sector audit.

General Business Overview

This report has been prepared by management of PSI. The information includes the activities of all majority-owned subsidiaries and variable interest entities, if any, that are required to be consolidated as of December 31, 2021. It does not include the activities of variable interest entities, if any, that are not required to be consolidated.

The Company designs, engineers, manufactures, markets and sells a broad range of advanced, emission-certified engines and power systems that run on a wide variety of clean, alternative fuels, including natural gas, propane, and biofuels, as well as gasoline and diesel options, within the power systems, industrial and transportation end markets with primary manufacturing, assembly, engineering, research and development (“R&D”), sales and distribution facilities located in suburban Chicago, Illinois and Darien, Wisconsin. The Company manages the business as a single segment.

The Company’s products are primarily used by global original equipment manufacturers (“OEM”) and end-user customers across a wide range of applications and equipment that includes standby and prime power generation, demand response, microgrid, combined heat and power, arbor care, material handling (including forklifts), agricultural and turf, construction, pumps and irrigation, compressors, utility vehicles, light- and medium-duty vocational trucks, school and transit buses, and utility power.

The Company provides highly engineered, comprehensive solutions designed to meet specific customer application requirements and technical specifications, including those imposed by environmental regulatory bodies, such as the U.S. Environment Protection Agency (“EPA”), the California Air Resource Board (“CARB”) and the People’s Republic of China’s Ministry of Ecology and Environment (“MEE”).

The Company’s products include both sourced and internally designed and manufactured engines that are engineered and integrated with associated components. These comprehensive power systems are tested and validated to meet quality, safety, durability and global environmental standards and regulations.

Through advanced research and development (“R&D”) and engineering capabilities, the Company is able to provide its customers with highly optimized, efficient, durable and emissions-compliant products that enhance their competitive position.

The Company’s business is diversified across end markets and applications and also includes extensive aftermarket and service parts programs. These programs consist of (i) internal aftermarket service parts programs with worldwide sales and distribution capabilities and (ii) internal OEM-developed service parts programs for components and products supplied by the Company. Aftermarket components are simply resold and are not contracted by the Company to be remanufactured. Aftermarket components were not included in the Conflict Minerals Survey.

Supply Chain and Supply Chain Survey

PSI procures engine components from global suppliers and integrates them into assemblies which it manufactures, tests, and sells at facilities in suburban Chicago, Illinois and Darien, Wisconsin. These engine components can be stand-alone items or sub-assembled components of the engine depending on the part. Due to the variety of parts purchased from suppliers and the complexity of the manufacturing process for these subcomponents, PSI determined the best approach for surveying the supply base would be to contact every production supplier and ask them about the Conflict Minerals content of the component supplied to PSI.

To identify recipients of the survey, PSI agreed upon the scope of the survey as is applicable to section 1502 of the Dodd-Frank Act. PSI created the following criteria for issuing its 2021 Conflict Minerals Survey:

Excluded from PSI 2021 Conflict Minerals Survey

•

PSI Aftermarket Supply base: PSI is reselling every one of these components, and these components do not provide any value add to its end product. These components are not modified by PSI for sale and are therefore not subject to Conflict Minerals reporting.

•	Packaging Supply base: 3PI or Professional Power Products, Inc. (“3PI”), a subsidiary of PSI, packaging is not a value-add component and does not provide any value add to PSI’s end product.

•	Indirect Materials (i.e., materials used in maintenance, repair, and operations).

•	Any large Auto Part Retailer or Large Retailer which provided production parts to PSI, but PSI did not have a direct contact.

Included in PSI 2021 Conflict Minerals Survey

•	Except as set forth above, every production supplier that provided one or more production parts to PSI or 3PI between the dates of January 1, 2021 and December 31, 2021.

•	PSI did not exclude any commodity or subcomponent in its 2021 Conflict Minerals Survey.

On April 1, 2022, PSI distributed its 2021 Conflict Minerals Survey to the Eleven Hundred Twenty-Six (1,126) production suppliers for PSI and 3PI that met the criteria identified above.

A summary of the responses received is provided herein. Overall, the response to the survey was inconclusive; the majority of suppliers did not respond to the survey. As part of the due diligence in complying with the Rule, PSI will continue to follow up with these suppliers to try and improve the participation rate of this survey.

The Company assessed its industry as well as others and confirmed that this risk-based approach is consistent with how many peer companies are approaching Rule 13p-1. Given the response rate to the 2021 Conflict Minerals Survey, PSI is unable to determine at this time the origin of the 3TG in PSI’s products and therefore cannot exclude the possibility that some may have originated in the Covered Countries. For that reason, the Company is required under Rule 13p-1 to submit to the SEC a Conflict Minerals Report as an Exhibit to Form SD. This report must include:

•	a description of the measures PSI took to exercise due diligence on the Conflict Minerals’ source and chain of custody

•	the facilities used to process the Conflict Minerals

•	the country of origin of the Conflict Minerals

•	the efforts to determine the mine or location of origin.

Conflict Minerals Disclosure

The products that PSI manufactures that are subject to the reporting obligations of Rule 13p-1 are “DRC conflict undeterminable,” because PSI has been unable to determine the origin of the 3TG they contain or to determine whether they come from recycled or scrap sources; the facilities used to process them; their country of origin; or their mine or location of origin.

In accordance with The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and Rule 13p-1, this report is available on the investor relations section of the Company’s website at www.psiengines.com.

Due Diligence Process

PSI’s due diligence framework has been designed based on the OECD’s Due Diligence Guidance recommendations.

Management Systems

PSI has established an internal cross-functional management system that is responsible for implementing PSI’s Conflict Minerals compliance strategy and is led by a director of purchasing who acts as the executive conflict minerals program manager. Senior management is briefed about the results of the Company’s due diligence efforts.

Control Systems

The Company does not have a direct relationship with 3TG smelters and refiners. PSI refers to and utilizes information available at the website of the Responsible Minerals Initiative (“RMI”) http://www.responsiblemineralsinitiative.org/, formerly known as the Conflict-Free Sourcing Initiative (“CFSI”), and utilizes the template developed by them (“the Template”) as a resource to identify and disclose upstream actors in the supply chain.

Controls include, but are not limited to, PSI’s Code of Business Conduct and Ethics which outlines expected behaviors for all PSI employees, and a supplier Conflict Minerals contract clause which is being included in new or renewed contracts.

Grievance Mechanism

PSI has multiple longstanding grievance mechanisms whereby employees and suppliers can report violations of PSI’s policies. As described in both the Company’s Code of Business Conduct and Ethics and Whistleblower Policy, PSI maintains a whistleblower hotline for any complaints from employees, suppliers, customers and shareholders who may have knowledge of a potential violation or other issues with the Company.

Maintain Records

The Company has adopted a policy to retain and maintain relevant corporate and business records and documents.

Identify and Assess Risk in the Supply Chain

Because of PSI’s size, the complexity of its products, and the depth, breadth, and constant evolution of its supply chain, it is difficult to identify actors upstream from the Company’s direct suppliers. Accordingly, the Company utilizes industry-wide resources as described above.

PSI has identified Eleven Hundred Twenty-Six (1,126) direct suppliers. The Company relies on these suppliers to provide it with information about any Conflict Minerals contained in the components supplied to the Company including their source. PSI’s direct suppliers are similarly reliant upon information provided by their suppliers. Many of the largest suppliers are also SEC registrants and subject to Rule 13p-1.

Manage Risks

As described above, the Company utilizes resources on RMI’s website to identify and disclose upstream actors in the supply chain.

As part of its risk management process, to ensure suppliers understand PSI’s expectations, the Company intends to communicate PSI’s Conflict Minerals policy during its supplier conference outreach events.

As communicated in the Company’s Conflict Minerals Survey process, PSI is committed to sourcing responsibly and considers mining activities that fuel conflict as unacceptable. As of the date of this report, PSI has found no instances where it was necessary to terminate a contract or find a replacement supplier.

Audit of Smelter/Refiner Due Diligence Practices

The Company does not typically have a direct relationship with 3TG smelters and refiners and does not perform or direct audits of these entities within PSI’s supply chain. PSI supports audits through its usage of resources on RMI’s website.

Due Diligence Results

Information Request

The Company conducted a survey of those suppliers described above using an internally designed survey, in addition to RMI’s Template to facilitate disclosure and communication of information from PSI’s supply base.

Survey Responses

As of May 13, 2022, the Company has received responses from Two Hundred Ninety-Five (295), or 26%, of the suppliers surveyed. PSI reviewed the responses against criteria developed by the Company to determine which responses required further engagement with PSI’s suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the 2021 Conflict Minerals Report. The Company has worked directly with these suppliers to provide revised responses.

Two Hundred Twenty-Six (226) suppliers responded indicating that they did not use any 3TGs in their products. Sixty-Nine (69) suppliers identified that they use one or more of the 3TGs in their products. Of those Sixty-Nine (69), Thirty-Two (32) suppliers confirmed that they are not sourcing from the Covered Countries. Nine (9) suppliers are unsure if their 3TGs are coming from the Covered Countries. Twenty-Eight (28) suppliers responded that they are sourcing from the Covered Countries but were unable to determine if all of the smelters of their suppliers are conflict free. The suppliers identifying as sourcing to Covered Countries are: Mann-Hummel; DRIV (Tenneco Group); Knorr-Bremse AG; Cummins, Inc.; PEI-Genesis, Inc.; Gates Industrial Corp.; Polymer Technologies; Freudenberg-NOK; Zhejiang Magneto Electromotor; Robert Bosch; St. Clair Tech, Inc.; General Assembly; Crescent Electrical Supply, Inc; Enovation Controls, LLC; John Deere; Borgwarner; Brunswick; Greenheck Fan Corp; Regal Beloit Corp.; Fastenal Company; Emerson Electric; General Electric; Continental AG; Donaldson Company; Modine; Keytronic Corp.; WESCO Anixter; and Woodward. Twenty-One (21) of these suppliers that source to covered countries, including Zhejiang Magneto Electromotor; Koyo Bearings North America; St. Clair Tech, Inc.; Essentra Components; Electrical Components International; Crescent Electrical Supply; Enovation Controls, LLC; EControls; Badger Magnetics, Inc.; Engineered Controls International, LLC; Freudenberg-NOK; Roger Zatkoff Co.; RB Royal Industries, Inc.; Derry Enterprises, Inc.; Larson Electronics; Viking Materials; Fastenal Company; Continental AG; Keytronic Company; Woodward; and Tenneco Inc., responded that they are using RMAP (responsible mineral assurance process) smelters or smelters whose due diligence practices have been validated by an independent third-party audit program when they are sourcing to Covered Countries. Therefore, as of the date of this report, the Company’s products are DRC conflict undeterminable.

Of those surveyed, Eight Hundred Thirty-One (831) suppliers did not respond. PSI is evaluating the most efficient and effective follow up actions to receive timely and accurate responses.

A large majority of the responses received provided data at a company or divisional level or, were unable to specify the smelters or refiners used for components supplied to PSI.

Efforts to determine mine or location of origin

Through PSI’s utilization of RMI’s resources, the OECD implementation programs, and requesting PSI’s suppliers to complete the 2021 Conflict Minerals Survey, the Company has determined that seeking information about 3TG smelters and refiners in its supply chain represents the most reasonable effort PSI can make to determine the mines or locations of origin of the 3TG in its supply chain.

Steps to be taken to mitigate risk

The Company has taken or intends to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary Conflict Minerals in the Company’s products could benefit armed groups in the Covered Countries:

a.

Include a Conflict Minerals flow-down clause in new or renewed supplier contracts, which 1) references annual participation in PSI’s conflict mineral survey, 2) discourages sourcing from Covered Countries, and 3) requires that the supply chain of custody is described and accounted for if the supplier uses materials from Covered Countries.

b.	Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

c.	Review the OECD and RMI websites to keep abreast of new developments and recommendations.

d.	Continue devising and developing a strategy for managing and mitigating Conflict Minerals risk in the Company’s supply chain.